UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the quarter ended March 31, 2008

Commission File Number: 001-13425
Ritchie Bros. Auctioneers Incorporated
6500 River Road
Richmond, BC, Canada
V6X 4G5
(604) 273 7564
(Address of principal executive offices)

     indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☑
     indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     indicate by check mark whether by furnishing information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TABLE OF CONTENTS

PART 1. FINANCIAL INFORMATION
ITEM 1. FINANCIAL STATEMENTS
ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SIGNATURES
PART 1. FINANCIAL INFORMATION
ITEM 1. FINANCIAL STATEMENTS
The accompanying unaudited consolidated financial statements do not include all information and footnotes required by Canadian or United States generally accepted accounting principles for a complete set of annual financial statements. However, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the results of operations for the relevant periods have been made. Results for the interim periods are not necessarily indicative of the results to be expected for the year or any other period. These financial statements should be read in conjunction with the summary of accounting policies and the notes to the consolidated financial statements included in the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2007, a copy of which has been filed with the U.S. Securities and Exchange Commission. These policies have been applied on a consistent basis.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Operations and Retained Earnings
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	Three months ended
	March 31,
	2008	2007

Auction revenues	$81,394	$68,549
Direct expenses	10,115	7,565

	71,279	60,984

Expenses:
Depreciation and amortization	5,604	4,225
General and administrative	41,591	30,729

	47,195	34,954

Earnings from operations	24,084	26,030
Other income (expense):
Interest expense	(370)	(326)
Interest income	1,285	1,307
Gain on disposition of capital assets	93	63
Other	243	352

	1,251	1,396

Earnings before income taxes	25,335	27,426
Income tax expense:
Current	8,335	9,479
Future	593	388

	8,928	9,867

Net earnings	$16,407	$17,559

Net earnings per share (in accordance with Canadian and United States GAAP) (note 7 (a) and (d)):
Basic	$0.16	$0.17
Diluted	$0.16	$0.17

Retained earnings, beginning of period	$292,046	$247,349
Net earnings	16,407	17,559
Cash dividends paid	(8,361)	(7,283)

Retained earnings, end of period	$300,092	$257,625

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Balance Sheets
(Expressed in thousands of United States dollars)

	March 31,	December 31,
	2008	2007
	(unaudited)
Assets

Current assets:
Cash and cash equivalents	$220,782	$150,315
Accounts receivable	139,587	67,716
Inventory	18,724	6,031
Advances against auction contracts	657	658
Prepaid expenses and deposits	11,927	5,766
Other assets	10,691	—
Income taxes receivable	639	5,921
Future income tax asset	810	778

	403,817	237,185

Capital assets (note 4)	401,588	390,044
Other assets	2,031	2,031
Goodwill	42,196	42,612
Future income tax asset	937	1,015

	$850,569	$672,887

Liabilities and Shareholders’ Equity

Current liabilities:
Auction proceeds payable	$247,883	$80,698
Accounts payable and accrued liabilities	94,620	98,039
Short-term debt (note 5)	986	—
Current portion of long-term debt (note 6)	183	241

	343,672	178,978

Long-term debt (note 6)	44,389	44,844
Other liabilities	60	385
Future income tax liability	13,589	13,564

	401,710	237,771

Shareholders’ equity:
Share capital (note 7)	92,306	90,223
Additional paid-in capital	12,876	12,471
Retained earnings	300,092	292,046
Accumulated other comprehensive income	43,585	40,376

	448,859	435,116

	$850,569	$672,887

Commitments and contingencies (note 8)
Subsequent event (note 12)
See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars)
(Unaudited)

				Accumulated
		Additional		Other	Total
	Share	Paid-In	Retained	Comprehensive	Shareholders’
	Capital	Capital	Earnings	Income	Equity

Balance, December 31, 2007	$90,223	$12,471	$292,046	$40,376	$435,116
Exercise of stock options	2,083	(288)	—	—	1,795
Stock compensation tax adjustment	—	130	—	—	130
Stock compensation expense	—	563	—	—	563
Cash dividends paid	—	—	(8,361)	—	(8,361)
Net earnings	—	—	16,407	—	16,407
Foreign currency translation adjustment	—	—	—	5,362	5,362
Recognition of previously unrealized foreign currency translation gains	—	—	—	(2,153)	(2,153)

Balance, March 31, 2008	$92,306	$12,876	$300,092	$43,585	$448,859

Consolidated Statements of Comprehensive Income
(Expressed in thousands of United States dollars)
(Unaudited)

	Three months ended
	March 31,
	2008	2007

Net earnings	$16,407	$17,559
Other comprehensive income:
Foreign currency translation adjustment	5,362	1,949
Recognition of previously unrealized foreign currency translation gains	(2,153)	—

Comprehensive income	$19,616	$19,508

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
(Unaudited)

	Three months ended March 31,
	2008	2007

Cash provided by (used in):
Operating activities:
Net earnings	$16,407	$17,559
Items not involving cash:
Depreciation and amortization	5,604	4,225
Stock compensation expense	563	325
Future income taxes	593	388
Net gain on disposition of capital assets	(93)	(63)
Changes in non-cash working capital:
Accounts receivable	(69,365)	(112,468)
Inventory	(12,166)	(9,158)
Advances against auction contracts	2	1,218
Prepaid expenses and deposits	(5,925)	(3,712)
Income taxes payable	—	3,212
Income taxes receivable	5,207	1,748
Auction proceeds payable	166,968	153,191
Accounts payable and accrued liabilities	(4,640)	12,469
Other	(2,331)	428

	100,824	69,362

Investing activities:
Acquisition of business	—	(597)
Capital asset additions	(26,642)	(13,564)
Proceeds on disposition of capital assets	525	2,604
Increase in other assets	—	(417)

	(26,117)	(11,974)

Financing activities:
Issuance of share capital	1,795	332
Dividends on common shares	(8,361)	(7,283)
Issuance of short-term debt	936	10,000
Repayment of long-term debt	(68)	(58)
Other	130	36

	(5,568)	3,027
Effect of changes in foreign currency rates on cash and cash equivalents	1,328	972

Increase in cash and cash equivalents	70,467	61,387
Cash and cash equivalents, beginning of period	150,315	172,021

Cash and cash equivalents, end of period	$220,782	$233,408

Supplemental information:
Interest paid	$366	$654
Income taxes paid	3,057	3,602

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2008 and 2007
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2008 and for the three-month periods ended March 31, 2008 and 2007 is unaudited)
1.	Significant accounting policies:
(a)	Basis of presentation:

These unaudited consolidated financial statements present the financial position, results of operations, comprehensive income, changes in shareholders’ equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the “Company’’) and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP’’) applicable to interim financial information and are based on accounting principles and practices consistent with those used in the preparation of the annual consolidated financial statements, except as described in note 2. These consolidated financial statements are not materially different from those that would be presented in accordance with United States GAAP (see note 11). The interim consolidated financial statements should be read in conjunction with the December 31, 2007 audited consolidated financial statements.

(b)	Revenue recognition:

Auction revenues are comprised mostly of auction commissions, which are earned by the Company acting as an agent for consignors of equipment and other assets, but also include net profits on the sale of inventory, internet and proxy purchase fees, administrative and documentation fees on the sale of certain lots, and auction advertising fees. All revenue is recognized when the auction sale is complete and the Company has determined that the auction proceeds are collectible.

Auction commissions represent the percentage earned by the Company on the gross proceeds from equipment and other assets sold at auction. The majority of auction commissions is earned as a pre-negotiated fixed rate of the gross selling price. Other commissions are earned when the Company guarantees a certain level of proceeds to a consignor. This type of commission typically includes a pre-negotiated percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual auction proceeds are less than the guaranteed amount, commission is reduced; if proceeds are sufficiently lower, the Company can incur a loss on the sale. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed. If a loss relating to a guarantee contract to be sold after a period end is known at the financial statement reporting date, the loss is accrued in the financial statements for that period. The Company’s exposure from these guarantee contracts fluctuates over time (see note 8).

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2008 and 2007
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2008 and for the three-month periods ended March 31, 2008 and 2007 is unaudited)
1.	Significant accounting policies (continued):
(b)	Revenue recognition (continued):

Auction revenues also include net profit on the sale of inventory items. In some cases, incidental to its regular commission business, the Company temporarily acquires title to items for a short time prior to a particular auction sale. The auction revenue recorded is the net gain or loss on the sale of the items.

(c)	Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current period.
2.	Change in accounting policies:
On January 1, 2008, the Company adopted The Canadian Institute of Chartered Accountants Handbook Section 1535, Capital Disclosures, Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation. Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. Sections 3862 and 3863 replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward its presentation requirements. Disclosure requirements pertaining to sections 1535 and 3862 are contained in notes 9 and 10, respectively. The adoption of section 3863 had no impact on the Company’s presentation of financial instruments.
3.	Seasonality of operations:
The Company’s operations are both seasonal and event driven. Auction revenues tend to be highest during the second and fourth calendar quarters. The Company generally conducts more auctions during these quarters than during the first and third calendar quarters. Mid-December through mid-February and July through August are traditionally less active periods.
In addition, the Company’s revenue is dependent upon the timing of such events as fleet upgrades and realignments, contractor retirements, and the completion of major projects, among other things. These events are not predictable and are usually unrelated to fiscal quarters, making quarter-to-quarter comparability difficult.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2008 and 2007
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2008 and for the three-month periods ended March 31, 2008 and 2007 is unaudited)
4.	Capital assets:

		Accumulated	Net book
March 31, 2008	Cost	depreciation	value

Buildings	$156,568	$32,488	$124,080
Land and improvements	163,986	10,828	153,158
Land and buildings under development	74,076	—	74,076
Automotive equipment	18,798	6,949	11,849
Yard equipment	20,342	9,823	10,519
Office equipment	12,293	6,225	6,068
Computer equipment	9,543	5,247	4,296
Computer software	22,431	6,089	16,342
Leasehold improvements	3,182	1,982	1,200

	$481,219	$79,631	$401,588

		Accumulated	Net book
December 31, 2007	Cost	depreciation	value

Buildings	$160,795	$33,247	$127,548
Land and improvements	161,107	9,865	151,242
Land and buildings under development	65,072	—	65,072
Automotive equipment	17,727	6,591	11,136
Yard equipment	19,270	9,387	9,883
Office equipment	11,549	5,922	5,627
Computer equipment	8,820	5,024	3,796
Computer software	19,549	5,137	14,412
Leasehold improvements	3,111	1,783	1,328

	$467,000	$76,956	$390,044

During the three months ended March 31, 2008, the Company capitalized interest of $607,000 (three months ended March 31, 2007 – $421,000) to the cost of land and buildings under development.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2008 and 2007
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2008 and for the three-month periods ended March 31, 2008 and 2007 is unaudited)
5.	Short-term debt:
Short-term debt at March 31, 2008 consisted of draws on the Company’s revolving credit facilities with a weighted average interest rate of 4.7% per annum.
6.	Long-term debt:

	March 31,	December 31,
	2008	2007

Term loan, unsecured, bearing interest at 5.61%, due in quarterly installments of interest only, with full amount of the principal due in 2011	$29,912	$29,904
Term loan, denominated in Canadian dollars, secured by a general security agreement, bearing interest at 4.429%, due in monthly installments of interest only, with the full amount of the principal due in 2010	14,477	14,940
Term loan, denominated in Australian dollars, secured by deeds of trust on specific property, bearing interest between the prime rate and 6.5%, due in quarterly installments of AUD75, plus interest, with final payments of AUD275 occurring in 2008	183	241

	44,572	45,085
Current portion	(183)	(241)

Non-current portion	$44,389	$44,844

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2008 and 2007
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2008 and for the three-month periods ended March 31, 2008 and 2007 is unaudited)
7.	Share capital:
(a)	Shares issued:
Common shares issued and outstanding are as follows:

Issued and outstanding, December 31, 2007	104,438,550
Issued for cash, pursuant to stock options exercised	269,520

Issued and outstanding, March 31, 2008	104,708,070

The Company’s common shares were subdivided on a three-for-one basis effective April 24, 2008. Shareholders of record at the close of business on April 24, 2008 received two additional common shares for each common share held at that date. The stock split effectively tripled the number of common shares and stock options outstanding on that date. All share, stock option and per share information in these consolidated financial statements have been restated to reflect the stock split on a retroactive basis.
(b)	Stock option plan:
Stock option activity for the three months ended March 31, 2008 is as follows:

	Common Shares	Weighted Average
	Under Option	Exercise Price

Outstanding, December 31, 2007	2,474,394	$11.24
Granted	454,200	24.39
Exercised	(269,520)	6.66

Outstanding, March 31, 2008	2,659,074	$13.94

Exercisable, March 31, 2008	2,191,974	$11.79

The options outstanding at March 31, 2008 expire on dates ranging to February 28, 2018.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2008 and 2007
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2008 and for the three-month periods ended March 31, 2008 and 2007 is unaudited)
7.	Share capital (continued):
(b)	Stock option plan (continued):
The following is a summary of stock options outstanding and exercisable at March 31, 2008:

		Options Outstanding		Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
Range of	Number	Remaining	Exercise	Number	Exercise
Exercise Prices	Outstanding	Life (years)	Price	Exercisable	Price

$ 3.892 - $4.350	240,000	3.4	$4.12	240,000	$4.12
$ 4.448 - $5.175	234,324	4.5	5.11	234,324	5.11
$ 8.820 - $10.803	720,600	6.4	9.89	720,600	9.89
$ 14.230 - $14.697	539,250	7.8	14.67	521,250	14.68
$18.670	475,800	8.9	18.67	475,800	18.67
$24.390	449,100	9.9	24.39	—	—

	2,659,074			2,191,974

(c)	Stock-based compensation:
The Company uses the fair value based method to account for employee stock-based compensation awards. During the three-month period ended March 31, 2008, the Company recognized compensation cost of $563,000 (2007 – $325,000) in respect of options granted in 2008 and 2007 under its stock option plan.

For the purposes described above, the fair value of the stock option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2008	2007

Risk free interest rate	2.7%	4.5%
Dividend yield	1.31%	1.50%
Expected lives	5 years	5 years
Volatility	23.0%	21.8%

The weighted average grant date fair value of options granted during the period ended March 31, 2008 was $5.27 per option (2007 – $4.43). The fair value method requires that this amount be amortized over the relevant vesting periods of the underlying options.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2008 and 2007
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2008 and for the three-month periods ended March 31, 2008 and 2007 is unaudited)
7.	Share capital (continued):
(d)	Net earnings per share:
The computations for basic and diluted earnings per share are as follows:

	Three months ended March 31, 2008
			Per share
	Net earnings	Shares	amount

Basic net earnings per share	$16,407	104,555,118	$0.16
Effect of dilutive securities:
Stock options	—	1,197,867	—

Diluted net earnings per share	$16,407	105,752,985	$0.16

	Three months ended March 31, 2007
			Per share
	Net earnings	Shares	amount

Basic net earnings per share	$17,559	104,038,170	$0.17
Effect of dilutive securities:
Stock options	—	1,382,904	—

Diluted net earnings per share	$17,559	105,421,074	$0.17

8.	Commitments and contingencies:
The Company is subject to legal and other claims that arise in the ordinary course of its business. The Company does not believe that the results of these claims will have a material effect on its financial position or results of operations.
In the normal course of its business, the Company will in certain situations guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment. At March 31, 2008, outstanding guarantees under contract for industrial equipment to be sold prior to the end of the fourth quarter of 2008 totaled $75,502,000 (December 31, 2007 — $29,134,000 to be sold prior to the end of the second quarter of 2008). The Company also had guarantees under contract totaling $34,276,000 relating to agricultural auctions to be held prior to the end of the third quarter of 2008 (December 31, 2007 - $26,559,000 to be sold prior to the end of the second quarter of 2008). All amounts are undiscounted and do not reflect estimated proceeds from sale at auction. No liability has been recorded with respect to these guarantee contracts

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2008 and 2007
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2008 and for the three-month periods ended March 31, 2008 and 2007 is unaudited)
9.	Capital risk management
The Company’s objectives when managing its capital are to maintain a financial position suitable for supporting the Company’s growth strategies, and to provide an adequate return to shareholders. The Company’s invested capital is defined as the sum of shareholders’ equity and long-term debt.
The Company does not have any externally imposed capital requirements, and has not made any changes with respect to its overall capital management strategy during the three months ended March 31, 2008.
10.	Financial Instruments:
(a)	Fair value

Carrying amounts of certain of the Company’s financial instruments, including accounts receivable, income taxes payable, auction proceeds payable, accounts payable and accrued liabilities, and short-term debt, approximate their fair values due to their short terms to maturity. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its long-term debt approximates fair value.

(b)	Financial risk management

The Company is exposed to a variety of financial risks by virtue of its activities, including foreign exchange risk, interest rate risk, credit risk and liquidity risk. The Board of Directors has overall responsibility for the oversight of the Company’s risk management.

Foreign exchange risk

The Company operates internationally and is exposed to currency risk, primarily on the Canadian and U.S. dollars, and the Euro, arising from sales, purchases and loans that are denominated in currencies other than the respective functional currencies of the Company’s foreign and domestic operations. The Company also has various investments in non-U.S. dollar self-sustaining operations, whose net assets are exposed to foreign currency translation risk. We have elected not to actively manage this exposure at this time. Refer to further discussion in the section titled “Quantitative and Qualitative Disclosure about Market Risk” contained in the Company’s Management Discussion and Analysis.

As at March 31, 2008, with other variables unchanged, a $0.01 strengthening or weakening of the U.S. dollar against the Canadian dollar and Euro would have no significant impact on the Company’s net earnings. However, a $0.01 strengthening (weakening) of the U.S. dollar would have resulted in an approximately $9,600,000 decrease (increase) in other comprehensive income.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2008 and 2007
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2008 and for the three-month periods ended March 31, 2008 and 2007 is unaudited)
10.	Financial Instruments (continued):
(b)	Financial risk management (continued):

Interest rate risk

Our interest rate management policy is generally to borrow at fixed rates. In some circumstances, floating rate funding may be used for short-term borrowings. Cash and cash equivalents earn interest based on market interest rates. As at March 31, 2008, the Company is not exposed to significant interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer fails to meet its contractual obligations. The Company is not exposed to any significant credit risk because it does not extend credit to buyers at its auctions. In addition, items purchased at the Company’s auctions are not normally released to the buyers until they are paid in full. The Company’s maximum exposure to credit risk at the reporting date is the carrying value of its receivables, less receivables relating to items that have not been released to the buyers.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by maintaining adequate cash and cash equivalent balances, generally by releasing payments to consignors only after receivables from buyers have been collected. The Company also utilizes its established lines of credit for short-term borrowings on an as-needed basis. The Company continuously monitors and reviews both actual and forecast cash flows to ensure there is sufficient working capital to satisfy its operating requirements.
11.	United States generally accepted accounting principles:
The consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which differ, in certain respects, from accounting practices generally accepted in the United States and from requirements promulgated by the Securities and Exchange Commission. However, for the three months ended March 31, 2008 and 2007, net earnings in accordance with Canadian GAAP were not significantly different from net earnings had they been presented in accordance with United States GAAP. There were also no significant differences in the presented balance sheets as at March 31, 2008 and December 31, 2007.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2008 and 2007
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2008 and for the three-month periods ended March 31, 2008 and 2007 is unaudited)
12.	Subsequent event:
Subsequent to March 31, 2008, the Company sold its administrative head office in Canada and entered into a sale-leaseback arrangement with the purchaser. The transaction will result in a pre-tax gain of approximately $8,800,000. The carrying amount of the property had been recorded as other current asset at March 31, 2008.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.”, the “Company”, “we” or “us”) for the three-month period ended March 31, 2008 compared to the three-month period ended March 31, 2007. This discussion should be read in conjunction with our unaudited interim consolidated financial statements and notes thereto for the three-month period ended March 31, 2008, and with the disclosures below regarding forward-looking statements and risk factors. You should also consider our audited consolidated financial statements and notes thereto and our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2007, which are included in our 2007 Annual Report on Form 40-F.
The date of this discussion is as of April 25, 2008. Additional information relating to our company, including our Annual Information Form, is available by accessing the SEDAR website at www.sedar.com. Our Annual Report on Form 40-F is available on the SEC’s EDGAR system at www.sec.gov. None of the information on the SEDAR or EDGAR websites is incorporated by reference into this document by this or any other reference.
We prepare our consolidated financial statements in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. There are no material measurement differences between those financial statements and the financial position and results of operations that would be reported under generally accepted accounting principles in the United States, or U.S. GAAP. Amounts discussed below are based on our consolidated financial statements prepared in accordance with Canadian GAAP and are presented in United States dollars. Unless indicated otherwise, all tabular dollar amounts presented below are expressed in thousands of dollars, except per share amounts.
Ritchie Bros. is the world’s largest auctioneer of industrial equipment. Our world headquarters are located in Richmond, British Columbia, Canada, and as of the date of this discussion, we operated from over 110 locations, including 38 auction sites, in 27 countries around the world. We sell, through unreserved public auctions, a broad range of industrial assets, including equipment, trucks and other assets used in the construction, transportation, mining, forestry, petroleum, material handling, marine, real estate and agricultural industries. Our purpose is to use unreserved auctions to create a global marketplace for our customers.
We operate mainly in the auction segment of the global industrial equipment marketplace. Our primary target markets within that marketplace are the used truck and equipment sectors, which are large and fragmented. The world market for used trucks and equipment continues to grow, primarily as a result of the increasing, cumulative supply of used trucks and equipment, which is driven by the ongoing production of new trucks and equipment. Industry analysts estimate that the world-wide value of used equipment transactions, of the type of equipment we sell at our auctions, is approximately $100 billion per year. Although we sell more used equipment than any other company in the world, our share of this fragmented market is in the range of 3%. Our secondary target markets include agricultural and industrial real estate, which are related and complimentary markets to our primary markets and are also large and fragmented.
In recent periods, approximately 80% of the buyers at our auctions have been end users of equipment (retail buyers), such as contractors, with the remainder being primarily truck and equipment dealers and brokers (wholesale buyers). Consignors to our auctions represent a broad mix of equipment owners, the majority being end users of equipment, with the balance being finance companies, trucks and equipment dealers and equipment rental companies, among others. Consignment volumes at our auctions are affected by a number of factors, including regular fleet upgrades and reconfigurations, financial pressure, retirements, and inventory reductions, as well as by the timing of the completion of major construction and other projects.

We compete directly for potential purchasers of industrial assets with other auction companies. Our indirect competitors include truck and equipment manufacturers, distributors and dealers that sell new or used industrial assets, and equipment rental companies that offer an alternative to purchasing. When sourcing equipment to sell at our auctions, we compete with other auction companies, truck and equipment dealers and brokers, and equipment owners that have traditionally disposed of equipment through private sales.
We have several key strengths that we believe provide distinct competitive advantages and will enable us to grow and make our auctions more appealing to both buyers and sellers of industrial assets. Some of our principal strengths include:
•	Our reputation for conducting only unreserved auctions and our widely recognized commitment to honesty and fair dealing.
•	Our ability to transcend local market conditions and create a global marketplace for industrial assets by attracting diverse audiences of end-user bidders from around the world to our auctions.
•	Our size and financial strength, the international scope of our operations, our extensive network of auction sites, and our marketing skills.
•	Our ability to enhance our live auctions with technology using our rbauctionBid-Live internet bidding service.
•	Our in-depth experience in the marketplace, including our equipment valuation expertise and proprietary customer and equipment databases.
•	Our dedicated and experienced workforce, which allows us to, among other things, enter new geographic markets, structure deals to meet our customers’ needs and provide high quality and consistent service to consignors and bidders.
Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. When we say “unreserved” we mean that there are no minimum or reserve prices on anything sold at a Ritchie Bros. auction – each item sells to the highest bidder on sale day, regardless of the price. In addition, consignors (or their agents) are not allowed to bid on, buy back or in any way influence the selling price of their own equipment. We maintain this commitment to the unreserved auction process because we believe that an unreserved auction is a fair auction.
We attract a broad base of bidders from around the world to our auctions. Our worldwide marketing efforts help to attract bidders, and they are willing to travel long distances or participate online in part because of our reputation for conducting fair auctions. These multinational bidding audiences provide a global marketplace that allows our auctions to transcend local market conditions, which we believe is a significant competitive advantage. Evidence of this is the fact that in recent periods an average of over 60% of the value of equipment sold at any particular auction has left the region of the sale, which is higher than the proportion that left the region of sale in prior years.
We believe that our ability to consistently draw significant numbers of local and international bidders to our auctions, most of whom are end users rather than resellers, is appealing to sellers of used trucks and equipment and helps us to attract consignments to our auctions. Higher consignment volumes attract more bidders, which in turn attract more consignments, and so on in a self-reinforcing process that has helped us achieve substantial momentum in our business. During the three months ended March 31, 2008, we had almost 60,000 bidder registrations at our industrial auctions, compared to over 55,000 in the first quarter of 2007. We received in excess of 7,000 industrial asset consignments (typically comprised of multiple lots) in the three months ended March 31, 2008, compared to over 6,500 during the same period in 2007.

Growth Strategies
Our long-term mission is to be the world’s largest marketplace for commercial and industrial assets. Our principal goals are to grow our earnings per share at a manageable pace while maintaining a reasonable return on invested capital over the long term and to maintain the Ritchie Bros. culture. Our preference is to pursue sustainable growth with a consistently high level of customer service, rather than targeting aggressive growth and risking erosion of the strong customer relationships and high level of customer service that we believe differentiate us from our competitors.
To grow our business, we are focusing simultaneously on three different fronts, and we believe these three key components of our strategy work in unison.
1.	Our people

One of our key strategies is to build the team that will help us achieve our goals. This includes recruiting, training and developing the right people, as well as enhancing the productivity of our sales force and our administrative support teams by giving them the tools and training they need to be effective. This component of our strategy also includes active succession planning and leadership development, with a focus on promoting from within our company.

Our ability to recruit, train and retain capable new members for our sales team has a significant influence on our rate of growth. Ours is a relationship business and our Territory Managers are the main point of contact with our customers. We look for bright, hard-working individuals with positive attitudes, and we are committed to providing our people with a great workplace and opportunities to grow with the company and become future leaders of our global team.

2.	Our places

We intend to continue to expand our presence in existing markets and enter new markets, and to expand our international auction site network to handle expected growth in our business. When we talk about markets, we are referring to geographic markets and industry sectors.

Although we expect that most of our growth in the near future will come from expanding our business and increasing our penetration in regions where we already have a presence, such as the United States and Western Europe, we anticipate that emerging markets in developing countries will be important in the longer term. Our sales offices in many of these emerging markets have been established to position us to take advantage of these future growth opportunities and we will continue to invest in frontier markets in the future.

We plan to expand our worldwide network of auction sites, opening an average of two to three new or replacement sites per year. Our shorter-term focus for this expansion is the United States and Western Europe. In addition, we intend to continue to hold offsite auctions in new regions to expand the scope of our operations.

We also aim to increase our market share in our core markets of construction, transportation and agricultural equipment, and to sell more assets in categories that are complimentary to these core markets. Examples of these complimentary categories include mining, forestry, petroleum and real estate.

3.	Our processes

We are committed to developing and continually refining the processes and systems that we use to conduct our business. We believe that this continuous improvement focus will allow us to grow our revenues faster than our operating costs in the future. We also intend to use technology to facilitate our growth and enhance the quality and service level of our auctions.

Over the past few years, we have made significant progress in developing business processes and systems that are efficient, consistent and scalable, including the successful implementation of a new enterprise resource planning (or ERP) system. We are committed to ongoing process improvement.
We believe that these three components work together because our people help us to achieve our goals, our places give us focus areas for and the capacity to handle growth, and our processes help us to achieve that growth with efficiency and consistency.
Operations
The majority of our industrial auctions are held at our permanent auction sites, where we own the land and facilities, or at regional auction units, where we lease the land and typically have more modest facilities. We also hold off-site auctions at temporary locations, often on land owned by one of the main consignors to the particular auction. Most of our agricultural auctions are off-site auctions that take place on the consignor’s farm. During the first three months of 2008, 97% of our total gross auction proceeds was attributable to auctions held at our permanent auction sites and regional auction units (first three months of 2007 – 93%). Gross auction proceeds represent the total proceeds from all items sold at our auctions (please see “Sources of Revenue and Revenue Recognition” below).
During the first quarter of 2008, we conducted 32 unreserved industrial auctions at locations in North America, Europe, the Middle East, and Australia (first quarter of 2007 – 32). We also held five unreserved agricultural auctions during the first quarter of 2008, primarily in Canada and the United States (first quarter of 2007 – 15). Although our auctions have varied in size over the last 12 months, our average industrial auction during the 12 month period ended March 31, 2008 attracted over 1,400 bidder registrations (12 months ended March 31, 2007 – 1,300) and featured over 1,400 lots (12 months ended March 31, 2007 – 1,400) consigned by 194 consignors (12 months ended March 31, 2007 – 183), generating average gross auction proceeds of approximately $17.2 million per auction (12 months ended March 31, 2007 – $15.3 million). Our agricultural auctions over the last 12 months averaged approximately $0.8 million in size.
Approximately 67% of our auction revenues in the first three months of 2008 was earned from operations in the United States (first three months of 2007 – 68%), 12% was generated from auctions in Canada (first three months of 2007 – 14%) and the remaining 21% was earned from auctions in countries other than the United States and Canada, primarily in Europe, the Middle East, Australia, and Mexico (first three months of 2007 – 18%). We had 1,002 full-time employees at March 31, 2008, including 259 sales representatives, compared to 871 and 255, respectively, at March 31, 2007.
We are a public company and our common shares are listed under the symbol “RBA” on the New York Stock Exchange and the Toronto Stock Exchange. On April 24, 2008, our issued and outstanding common shares were split on a three-for-one basis. Giving effect to the stock split, we had 104,711,370 common shares issued and outstanding and stock options outstanding to purchase a total of 2,655,774 common shares on April 25, 2008. Except as otherwise noted, all share and per share amounts in this document reflect the stock split on a retroactive basis.
Sources of Revenue and Revenue Recognition
Gross auction proceeds represent the total proceeds from all items sold at our auctions. Our definition of gross auction proceeds may differ from those used by other participants in our industry. Gross auction proceeds is an important measure we use in comparing and assessing our operating performance. It is not a measure of our financial performance, liquidity or revenue and is not presented in our consolidated financial statements. We believe that auction revenues, which is the most directly comparable measure in our Statement of Operations, and certain other line items, are best understood by considering their relationship to gross auction proceeds. Auction revenues represent the revenues we earn in the course of conducting our auctions. The portion of our gross auction proceeds that we do not retain is remitted to our customers who consign the items we sell at our auctions.

Auction revenues are comprised of auction commissions earned from consignors through straight commission and guarantee contracts, net profits or losses on the sale of inventory items, administrative and documentation fees on the sale of certain lots, auction advertising fees, and the fees applicable to purchases made through our internet and proxy bidding systems. All revenue is recognized when the auction sale is complete and we have determined that the auction proceeds are collectible.
Effective January 1, 2008, we have made certain reclassifications in our Statements of Operations that affected our reported auction revenues. Interest income, which was previously included as part of auction revenues, is now recorded in “other income”. Auction advertising fees and documentation fees, which were previously recorded as an offset to direct expenses, are now included in auction revenues. These changes were made to improve the presentation in our financial statements. For the three months ended March 31, 2008, the net effect of these reclassifications and changes to certain of our existing fees (discussed below) on our auction revenues was a reduction of $0.3 million (2007 — $0.8 million) and on our direct expenses was an increase of $1.0 million (2007 — $0.5 million). These reclassifications have no impact on our net earnings. Our comparative historical quarterly financial results have been reclassified to conform with the presentation adopted in 2008.
Straight commissions are our most common type of auction revenues and are generated by us when we act as agent for consignors and earn a pre-negotiated, fixed commission rate on the gross sales price of the consigned equipment at auction. In recent periods, straight commission sales have represented approximately 75% of our gross auction proceeds volume on an annual basis.
In some situations we guarantee minimum sales proceeds to the consignor and earn a commission based on the actual results of the auction, typically including a pre-negotiated percentage of any sales proceeds in excess of the guaranteed amount. The consigned equipment is sold on an unreserved basis in the same manner as other consignments. If the actual auction proceeds are less than the guaranteed amount, our commission is reduced, and if the proceeds are sufficiently less, we can incur a loss on the sale. We factor in a higher rate of commission on these sales to compensate for the increased risk we assume.
Our financial exposure from guarantee contracts fluctuates over time, but in recent periods, our portfolios of industrial and agricultural auction guarantees have had an average period of exposure (days remaining until date of auction) of approximately 35 days and 70 days, respectively. The combined exposure at any time from all outstanding guarantee contracts can fluctuate significantly from period to period, but the quarter-end balances averaged approximately $52 million over the last 12 months. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed, unless the loss is incurred after the period end but before the financial reporting date, in which case the loss is accrued in the financial statements for the period end. In recent periods, guarantee contracts have represented approximately 15% of gross auction proceeds on an annual basis.
Auction revenues also include the net profit or loss on the sale of inventory in cases where we acquire ownership of equipment for a short time prior to an auction sale. We purchase equipment for specific auctions and sell it at those auctions in the same manner as consigned equipment. During the period that we retain ownership, the cost of the equipment is recorded as inventory on our balance sheet. The net gain or loss on the sale is recorded as auction revenues. In recent periods, sales of inventory have represented approximately 10% of gross auction proceeds on an annual basis. We generally refer to our guarantee and outright purchase business as our underwritten or at-risk business.
The choice by consignors between straight commission, guarantee, or outright purchase arrangements depends on many factors, including the consignor’s risk tolerance and sale objectives. In addition, we do not have a target for the relative mix of contracts. As a result, the mix of contracts in a particular quarter or year fluctuates and is not necessarily indicative of the mix in future periods. The composition of our auction revenues and our auction revenue rate (i.e. auction revenues as a percentage of gross auction proceeds) are affected by the mix and performance of contracts entered into with consignors in the particular period and fluctuate from period to period. Our auction revenue rate performance is presented in the table below.

(1)	Historical auction revenue rates have been restated to conform with the presentation adopted in the current period. The revised presentation had an insignificant impact on auction revenue rates for the periods 2003 through 2007. On an annual basis, the impact on auction revenue rates was in the range of one to 12 basis points.
In 2003, our expected average annual auction revenue rate was 9.50%, and at the end of 2003 we increased our expected average annual auction revenue rate to the range of 9.50% to 10.00%. At the beginning of 2008, we made changes to certain of our existing fees charged to our customers, including the minimum commission rate applicable to low value lots and the consignor document administration fee. These fees were increased slightly to reflect increased costs of conducting auctions. We believe these changes will result in an increase in our annual auction revenue rate and net earnings. In addition, effective January 2008, we reclassified our interest income to “other income” and made certain other revenue classifications, as discussed above under “Sources of Revenue and Revenue Recognition.” As a result of these changes and reclassifications, we increased our expected annual average auction revenue rate to be in the range of 9.75% to 10.25%. However, our past experience has shown that our auction revenue rate is difficult to estimate precisely, meaning our actual auction revenue rate in future periods may be above or below our expected range. For the three months ended March 31, 2008, we achieved an auction revenue rate of 10.41%.
The largest contributor to the variability of our auction revenue rate is the performance, rather than the amount, of our underwritten business. In a period when our underwritten business performs better than average, our auction revenue rate typically exceeds the expected average rate. Conversely, if our underwritten business performs below average, our auction revenue rate will typically be below the expected average rate.
Our gross auction proceeds and auction revenues are influenced by the seasonal nature of the auction business, which is determined mainly by the seasonal nature of the construction and natural resources industries. Gross auction proceeds and auction revenues tend to be higher during the second and fourth calendar quarters, during which time we generally conduct more business than in the first and third calendar quarters. This seasonality contributes to quarterly variability in our net earnings because a significant portion of our operating costs is relatively fixed.
Gross auction proceeds and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where we are developing operations, the number and size of auctions and, as a result, the level of gross auction proceeds and auction revenues are likely to vary more dramatically from period to period than in our established markets where the number, size and frequency of our auctions are more consistent. In addition, economies of scale are achieved as our operations in a region evolve from conducting intermittent auctions, to establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when our auctions increase in size.
Because of these seasonal and period-to-period variations, we believe that our gross auction proceeds and auction revenues are best compared on an annual basis, rather than on a quarterly basis.
Developments in 2008
Highlights of the first quarter of 2008 included:
People
•	Our executive officers effective January 1, 2008 were as follows:
•	Peter Blake, Chief Executive Officer;

•	Robert Mackay, President (formerly President — United States, Asia and Australia);

•	Robert Armstrong, Chief Financial Officer and Chief Operating Officer (formerly Chief Financial Officer);

•	Robert Whitsit, Senior Vice-President (formerly Senior Vice-President — Southeast and Northeast Divisions);

•	David Nicholson, Senior Vice-President — Central United States, Mexico and South America (formerly Senior Vice-President — South Central United States, Mexico and South America Divisions); and

•	Guylain Turgeon, Senior Vice-President — Managing Director Europe and Middle East (formerly Senior Vice-President — Managing Director European Operations).

•	Steven Simpson, Senior Vice-President — Western United States (formerly Vice-President, South West and North West Divisions);

•	Curtis Hinkelman, Senior Vice-President — Eastern United States (formerly Vice-President, Great Lakes Division);

•	Kevin Tink, Senior Vice-President — Canada and Agriculture (formerly Vice-President, Western Canada and Agricultural Divisions);

•	Victor Pospiech, Senior Vice-President — Administration and Human Resources (formerly Vice-President, Administration and Human Resources); and

•	Jeremy Black, Corporate Secretary and Director, Business Development (formerly Director, Finance).
Places
•	We held the largest auction in our history, at our permanent auction site in Orlando, Florida, with gross auction proceeds of $190 million.

•	We broke regional gross auction proceeds records in Fort Worth, Texas and Las Vegas, Nevada.

•	We held our first auction at our new permanent auction site in Kansas City, Missouri.

•	We established a new regional auction unit in Las Vegas, Nevada.
Subsequent to the period end:
•	Our shareholders elected Christopher Zimmerman to our Board of Directors, and our Board appointed Robert W. Murdoch as Chairman, replacing Charles E. Croft who retired as a director. In addition, C. Russell Cmolik retired from our Board.
•	On April 25, 2008, our Board of Directors appointed a new independent director, James M. Micali, to our Board. Mr. Micali is currently Chairman and President of Michelin North America, with responsibility for Michelin’s operations in North America, and brings a wealth of experience managing major business functions, including strategic planning, sales and marketing, customer service, mergers and acquisitions, finance, legal, information systems, human resources and external relations. Coincident with the appointment of Mr. Micali, our Board of Directors increased our total number of directors from six to seven.
•	On April 25, 2008, our Board of Directors appointed Robert S. Armstrong Chief Operating Officer (formerly Chief Financial Officer and Chief Operating Officer) and Robert A. McLeod, formerly Director, Global Accounting, was appointed Chief Financial Officer.
•	We completed the sale of our headquarters building located in Richmond, British Columbia, and entered into a sale-leaseback arrangement with the purchaser. The transaction resulted in a pre-tax gain of approximately $9 million.
•	On April 24, 2008, our issued and outstanding common shares split on a three-for-one basis. All share and per share information in this document gives effect to the stock split on a retroactive basis, unless indicated otherwise.
Overall Performance
During the first quarter of 2008, we recorded auction revenues of $81.4 million and net earnings of $16.4 million, or $0.16 per diluted common share. This performance compares to auction revenues of $68.5 million and net earnings of $17.6 million, or $0.17 per diluted share, during the first quarter of 2007. Net earnings for the quarter ended March 31, 2008 were lower than our earnings for the equivalent period in 2007 primarily as a result of higher operating costs, offset in part by increased gross auction proceeds and a higher auction revenue rate. We ended the first quarter of 2008 with working capital of $60.1 million, compared to $58.2 million at December 31, 2007.
Results of Operations
Quarter Ended March 31, 2008 Compared to Quarter Ended March 31, 2007
We conduct operations around the world in a number of different currencies, but our reporting currency is the United States dollar. In the first quarter of 2008, approximately 28% of our revenues and approximately 55% of our operating costs were denominated in currencies other than the United States dollar. The proportion of revenues denominated in currencies other than the United States dollar in a given period will differ from the annual proportion depending on the size and location of auctions held during the period. However, on an annual basis, we expect these amounts to substantially offset.
The main currencies other than the United States dollar in which our revenues and operating costs are denominated are the Canadian dollar and the Euro. In recent periods there have been significant fluctuations in the value of the Canadian dollar and Euro relative to the United States dollar. These fluctuations affect our reported auction revenues and operating expenses when non-United States dollar amounts are converted into United States dollars for financial statement reporting purposes.

In recent periods, including the first quarter of 2008, the effect on reported auction revenues and operating expenses in our consolidated financial statements has largely offset, making the impact of the currency fluctuation on our annual net earnings insignificant.
United States Dollar Exchange Rate Comparison

			% Change
Three months ended March 31,	2008	2007	in U.S. $
Average value of one U.S. dollar:

Canadian dollar	$1.0041	$1.1546	-13%
Euro	€0.6673	€0.7486	-11%
Auction Revenues

Three months ended March 31,	2008	2007	% Change
Auction revenues	$81,394	$68,549	19%

Gross auction proceeds	$781,969	$700,368	12%
Auction revenue rate	10.41%	9.79%
Our auction revenues increased in the first quarter of 2008 compared to the equivalent period in 2007 primarily as a result of higher gross auction proceeds in most of our markets around the world, a higher auction revenue rate and currency fluctuations. Our underwritten business (guarantee and inventory contracts) represented 22% of our total gross auction proceeds in the first three months of 2008 (first three months of 2007 – 23%), which is in a similar range to the proportions experienced in recent periods. Our agricultural division generated gross auction proceeds of $7.6 million during the first quarter of 2008, compared to $11.9 million in the corresponding period in 2007. We believe that this decrease is an example of the variability of our sales from period to period resulting from the timing and size of individual auctions, and not necessarily an indication of a trend in this business. Our comparative auction revenues and auction revenue rate have been reclassified to conform with the presentation adopted in 2008, as discussed above under “Sources of Revenue and Revenue Recognition.”
Our auction revenue rate for the first quarter of 2008 was 10.41%, which was higher than our expected range of 9.75% to 10.25%. The increase compared to our experience in the equivalent period in 2007 related primarily to the performance of our underwritten business, which performed better in 2008 than in 2007, as well as the increase in fees discussed above under “Sources of Revenue and Revenue Recognition.” We continue to believe our sustainable average auction revenue rate will be in the range of 9.75% to 10.25%, although our experience has shown that our auction revenue rate is difficult to estimate precisely. Our actual auction revenue rate in future periods may be above or below our expected range.
Our auction revenues and our net earnings are influenced to a great extent by small changes in our auction revenue rate. For example, a 10 basis point (0.1%) increase or decrease in our auction revenue rate during the first three months of 2008 would have impacted auction revenues by approximately $0.8 million, of which approximately $0.5 million or $0.01 per common share would have flowed through to net earnings after tax in our statement of operations, assuming no other changes. This factor is important to consider when evaluating our current and past performance, as well as when judging future prospects.

Direct Expenses

Three months ended March 31,	2008	2007	% Change
Direct expenses	$10,115	$7,565	34%
Direct expenses as a percentage of gross auction proceeds	1.29%	1.08%
Direct expenses are the costs we incur specifically to conduct an auction. Direct expenses include the costs of hiring temporary personnel to work at the auction, advertising directly related to the auction, travel costs for employees to attend and work at the auction, security hired to safeguard equipment at the auction site and rental expenses for temporary auction sites. During the first quarter of 2008, direct expenses were also affected by fee reclassifications, as discussed above under “Sources of Revenue and Revenue Recognition.” Our comparative direct expenses and direct expense rate have been reclassified to conform with the presentation adopted in 2008. The reclassification did not have a significant impact on our direct expenses. At each quarter end, we estimate the direct expenses incurred with respect to auctions completed near the end of the period. In the subsequent quarter, these accruals are adjusted, to the extent necessary, to reflect actual costs incurred.
Our direct expense rate, which represents direct expenses as a percentage of gross auction proceeds, fluctuates from period to period based in part on the size and location of the auctions we hold during a particular period. The direct expense rate generally decreases as the average size of our auctions increases. In addition, we usually experience lower direct expense rates for auctions held at permanent auction sites compared to auctions held at offsite locations, mainly as a result of the economies of scale and other efficiencies that we typically experience at permanent auction sites. Our direct expense rate for the first quarter of 2007 was unusually low as a result of adjustments to our accruals to reflect actual costs incurred for prior quarter sales.
Depreciation and Amortization Expense

Three months ended March 31,	2008	2007	% Change
Depreciation and amortization expense	$5,604	$4,225	33%
Depreciation is calculated on either a straight line or a declining balance basis on capital assets employed in our business, including buildings, computer hardware and software, automobiles and yard equipment. Depreciation increased in the first three months of 2008 compared to the first three months of 2007 as a result of depreciation relating to new assets that we have put into service in recent periods, such as new auction facilities and our IT system implementation. We expect our depreciation in future periods to increase in line with our on-going capital expenditures.
General and Administrative Expenses

Three months ended March 31,	2008	2007	% Change
General and administrative expenses	$41,591	$30,729	35%
General and administrative expenses, or G&A, include such expenditures as personnel (salaries, wages, bonuses and benefits), non-auction related travel, information technology, repairs and maintenance, advertising and utilities.
Our infrastructure and workforce have continued to expand to support our growth objectives, and this, combined with other factors such as currency fluctuations and costs associated with our business process improvement projects, has resulted in an increase in our G&A. During the first three months of 2008, the ongoing growth in many aspects of our business, including personnel, facilities, and infrastructure, was the main reason for the increase in G&A.
Gross auction proceeds continued to increase during the first quarter of 2008, and have increased more than 50% over the last three years. This has necessitated continued investments in our people, places and processes. Our rapid growth has resulted in additions to our workforce, which is one of the key components of our strategy. Our future success is dependent upon building the places required to handle our anticipated future growth, and developing and implementing processes to help gain efficiencies and consistency. Our sales force and administrative support teams are instrumental in carrying out these building and development programs and are necessary to facilitate and accommodate that growth. Personnel costs are the largest component of our G&A, and our workforce increased 15% between March 31, 2008 and March 31, 2007. This ongoing expansion will continue to influence future levels of G&A.
Currency fluctuations resulted in a net increase in our G&A of approximately $2.4 million, mainly as a result of the weakening of the U.S. dollar versus the Canadian dollar and Euro.
Income Taxes

Three months ended March 31,	2008	2007	% Change
Income taxes	$8,928	$9,867	-10%
Effective income tax rate	35.2%	36.0%
Income taxes have been estimated using the tax rates in effect in each of the tax jurisdictions in which we earn our income. The effective tax rate for the three months ended March 31, 2008 was roughly consistent with the rate we experienced in the comparable quarter in 2007. Income tax rates in future periods will fluctuate depending upon the impact of unusual items and the level of earnings in the different tax jurisdictions in which we earn our income.
Net Earnings

Three months ended March 31,	2008	2007	% Change
Net earnings	$16,407	$17,559	-7%
Net earnings per share – basic	0.16	0.17	-6%
Net earnings per share – diluted	0.16	0.17	-6%
Our net earnings in the first three months of 2008 were lower than our earnings for the equivalent period in 2007, primarily as a result of higher operating costs, partially offset by increased gross auction proceeds and a higher auction revenue rate.
Summary of Quarterly Results
The following tables present our unaudited consolidated quarterly results of operations for each of our last eight fiscal quarters. This data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as our annual audited consolidated financial statements and, in our opinion, include all normal recurring adjustments necessary for the fair presentation of such information.

These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2007 and 2006, and our discussion above about the seasonality of our business.

	Q1 2008	Q4 2007	Q3 2007	Q2 2007

Gross auction proceeds (1)	$781,969	$873,306	$667,553	$945,256

Auction revenues (2)	$81,394	$82,129	$67,174	$94,054
Net earnings	16,407	16,966	14,903	26,555

Net earnings per share — basic (3)	$0.16	$0.16	$0.14	$0.25
Net earnings per share — diluted (3)	0.16	0.16	0.14	0.25

	Q1 2007	Q4 2006		Q3 2006	Q2 2006

Gross auction proceeds (1)	$700,368	$738,731		$580,271	$830,493

Auction revenues (2)	$68,549	$69,285		$54,526	$78,126
Net earnings	17,559	9,790	(4)	9,704	24,526	(5)

Net earnings per share — basic (3)	$0.17	$0.09	(4)	$0.09	$0.24	(5)
Net earnings per share — diluted (3)	0.17	0.09	(4)	0.09	0.23	(5)

(1)	Gross auction proceeds represents the total proceeds from all items sold at our auctions. Gross auction proceeds is not a measure of revenue and is not presented in our consolidated financial statements. See further discussion above under “Sources of Revenue and Revenue Recognition.”

(2)	Auction revenues have been restated to conform with the presentation adopted in the first quarter of 2008.

(3)	Net earnings per share amounts have been adjusted on a retroactive basis to reflect the April 24, 2008 three-for-one stock split.

(4)	Net earnings in the fourth quarter of 2006 included a write-down of $223 ($134 after tax) on land held for resale in Texas. Excluding this amount, net earnings would have been $9,924, or $0.09 per basic and diluted share, respectively.

(5)	Net earnings in the second quarter of 2006 included a gain of $1,812 recorded on the sale of excess property in Florida ($1,087, or $0.01 per diluted share, after tax). Excluding this amount, net earnings would have been $23,439, or $0.23 and $0.22 per basic and diluted share, respectively.
Liquidity and Capital Resources

	March 31, 2008	December 31, 2007	% Change
Working capital	$60,145	$58,207	3%
Our cash position can fluctuate significantly from period to period, largely as a result of differences in the timing, size and number of auctions, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. We generally collect auction proceeds from buyers within seven days of the auction and pay out auction proceeds to consignors approximately 21 days following an auction. If auctions are conducted near a period end, we may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, we believe that working capital, including cash, is a more meaningful measure of our liquidity than cash alone. In our opinion, our working capital balance at March 31, 2008 is adequate to satisfy our present operating requirements.
Cash Flows

Three months ended March 31,	2008	2007	% Change
Cash provided by (used in):
Operations	$100,824	$69,362	45%
Investing	(26,117)	(11,974)	-118%
Financing	(5,568)	3,027	-284%
Similar to the discussion above about our cash position, our cash provided by operations can fluctuate significantly from period to period, largely as a result of differences in the timing, size and number of auctions, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. Therefore, we do not believe that the change in our cash position provided by operations during the period ended March 31, 2008 is indicative of a trend.
Capital asset additions were $26.6 million for the three months ended March 31, 2008 compared to $13.6 million in the equivalent period of 2007. Our capital expenditures in the first three months of 2008 related primarily to the construction of our new permanent auction sites in Houston, Texas; Kansas City, Missouri; Medford, Minnesota and Paris, France, and to investments in computer software and equipment as part of our process improvement initiatives. Exchange rate changes relating to capital assets held in currencies other than the United States dollar, which are not reflected as capital assets additions on the consolidated statements of cash flows, resulted in an increase of $1.6 million in the capital assets reported on our consolidated balance sheet as at March 31, 2008, compared to an increase of $1.3 million as at March 31, 2007.
We intend to enhance our network of auction sites by adding facilities in selected locations around the world as appropriate opportunities arise, either to replace existing auction facilities or to establish new sites. Our actual expenditure levels in future periods will depend largely on our ability to identify, acquire and develop suitable auction sites. We intend to add or replace an average of two to three auction sites per year.
For the next several years, we expect that our average annual capital expenditures will be in the range of $100 million to $150 million per year, as we continue to invest in the expansion of our network of auction facilities and fund our process improvement initiatives. Actual expenditures will vary, depending on the availability and cost of suitable expansion opportunities and prevailing business and economic conditions, and could be higher or lower than this range. Depending on the scope of the required system improvements, the process improvement expenditures will likely be primarily for hardware, the development, purchase and implementation of software, and related systems. We expect to fund future capital expenditures primarily from operating cash flows and credit facilities.
We paid regular quarterly cash dividends of $0.08 per share during the quarter ended March 31, 2008. Total dividend payments were $8.4 million for the first quarter of 2008, compared to total dividend payments of $7.3 million in the equivalent period of 2007. These dividends were considered eligible dividends for Canadian income tax purposes.

Long-term Debt and Credit Facilities
Our long-term debt and available credit facilities at March 31, 2008 and December 31, 2007 were as follows:

	March 31,	December 31,
	2008	2007	% Change
Long-term debt (including current portion of long-term debt)	$44,572	$45,085	-1%
Revolving credit facilities – total available:	$166,280	$132,039
Revolving credit facilities – total unused:	$155,347	$122,819
Our credit facilities are with financial institutions in the United States, Canada, The Netherlands, The United Kingdom and Australia. Certain of the facilities include commitment fees applicable to the unused credit amount. During the quarter ended March 31, 2008, we increased our revolving credit facilities in Canada by C$20 million and in Europe by approximately €8 million. As at March 31, 2008, we had no floating rate long-term debt and were in compliance with all financial covenants applicable to our long-term debt. Our long-term debt at March 31, 2008 carried interest rates ranging from 4.429% to 6.5%.
We had $1.0 million outstanding on our revolving credit facilities at March 31, 2008. These funds were used to finance operating expenditures during the period. This amount was recorded as short-term debt at March 31, 2008 and carried a weighted-average interest rate of 4.70% per annum. We also had outstanding bank guarantees of approximately $10 million at March 31, 2008, for the purpose of securing one of our auction licenses in Europe, which reduced our total unused revolving credit facilities at March 31, 2008.
Quantitative and Qualitative Disclosure about Market Risk
Although we cannot accurately anticipate the future effect of inflation on our financial condition or results of operations, inflation historically has not had a material impact on our operations.
Because we conduct operations in local currencies in countries around the world, yet have the United States dollar as our reporting currency, we are exposed to currency fluctuations and exchange rate risk on all operations conducted in currencies other than the United States dollar. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations. For the three months ended March 31, 2008, approximately 28% of our revenues were earned in currencies other than the United States dollar and approximately 55% of our operating costs were denominated in currencies other than the United States dollar. The proportion of revenues denominated in currencies other than the United States dollar in a given period will differ from the annual proportion depending on the size and location of auctions held during the period. However, on an annual basis, we expect these amounts to substantially offset and generally act as a natural hedge against exposure to fluctuations in the value of the United States dollar. As a result, we have not adopted a long-term hedging strategy to protect against foreign currency fluctuations associated with our operations denominated in currencies other than the United States dollar, but we will consider hedging specific transactions if we deem them appropriate.
During the three months ended March 31, 2008, we recorded an increase in our foreign currency translation adjustment balance of $3.2 million, compared to an increase of $1.9 million in the first three months of 2007. Our foreign currency translation adjustment arises from the translation of our net assets denominated in currencies other than the United States dollar into our reporting currency. Changes in this balance arise primarily from the strengthening or weakening of non-United States currencies against the United States dollar.

Legal and Other Proceedings
From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us or on our financial condition or results of operations or that involve a claim for damages, excluding interest and costs, in excess of 10% of our current assets.
Critical Accounting Policies and Estimates
On January 1, 2008, we adopted The Canadian Institute of Chartered Accountants Handbook Section 1535, Capital Disclosures, Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation. Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. Sections 3862 and 3863 replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward its presentation requirements. Additional disclosure requirements pertaining to these sections have been addressed in the notes to our consolidated financial statements. The adoption of section 3863 had no impact on our presentation of financial instruments.
Other than our adoption of the new standards described above, there have been no significant changes in our critical accounting policies and estimates since our Management’s Discussion and Analysis of Financial Condition and Results of Operations as at and for the year ended December 31, 2007, which is included in our 2007 Annual Report on Form 40-F.
Internal Control Over Financial Reporting
There has been no change in our internal control over financial reporting during the three months ended March 31, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Forward-Looking Statements
This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business, and include, among others, statements relating to:
•	our future performance;

•	growth of our operations;

•	growth of the world market for used trucks and equipment;

•	increases in the number of consignors and bidders participating in our auctions;

•	our principal operating strengths, our competitive advantages, and the appeal of our auctions to buyers and sellers of industrial assets;

•	our ability to draw consistently significant numbers of local and international end-user bidders to our auctions;

•	our long-term mission to be the world’s largest marketplace for commercial and industrial assets;

•	our people, including our ability to recruit, train, retain and develop the right people to help us achieve our goals;

•	our places, including: our ability to add the capacity necessary to accommodate our growth; our ability to increase our market share in our core markets and regions and our ability to expand into complimentary market sectors and new geographic markets, including our ability to take advantage of growth opportunities in emerging markets; the acquisition and development of auction facilities and the related impact on our capital expenditures;

•	our processes, including our process improvement initiatives and their effect on our business, results of operations and capital expenditures, particularly our ability to grow revenues faster than operating costs;

•	the relative percentage of gross auction proceeds represented by straight commission, guarantee and inventory contracts;

•	our auction revenue rates, the sustainability of those rates, and the impact of our commission rate and fee changes implemented in 2008, as well as the seasonality of gross auction proceeds and auction revenues;

•	the performance of our agricultural division, and the variability on our agricultural sales from period to period;

•	our direct expense and income tax rates, depreciation expenses and general and administrative expenses;

•	our future capital expenditures;

•	our internet initiatives and the level of participation in our auctions by internet bidders;

•	the proportion of our revenues and operating costs denominated in currencies other than the U.S. dollar or the effect of any currency exchange fluctuations on our results of operations; and

•	financing available to us and the sufficiency of our working capital to meet our financial needs.
In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “intend,” “may,” “might,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” are among those that may affect our performance and could cause our actual financial and operational results to differ significantly from our predictions. Except as required by applicable securities law and regulations of relevant exchanges, we do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of these and other relevant factors.
Risk Factors
Our business is subject to a number of risks and uncertainties, and our past performance is no guarantee of our performance in future periods. Some of the more important risks that we face are outlined below and holders of our common shares should consider these risks. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition would suffer.
We may incur losses as a result of our guarantee and outright purchase contracts and advances to consignors.
Approximately 75% of our business is conducted on a straight commission basis. In certain other situations we will either offer to:

•	guarantee a minimum level of sale proceeds to the consignor, regardless of the ultimate selling price of the consignment at the auction; or

•	purchase the equipment outright from the consignor for sale in a particular auction.
If auction proceeds are less than the guaranteed amount, our commission will be reduced or, if sufficiently lower, we will incur a loss. If auction proceeds are less than the purchase price we paid for equipment that we take into inventory temporarily, we will incur a loss. Because all of our auctions are unreserved, there is no way for us to protect against these types of losses by bidding on or acquiring any of the items at the auction. In recent periods, guarantee and inventory contracts have generally represented approximately 25% of our annual gross auction proceeds.
Occasionally we advance to consignors a portion of the estimated auction proceeds prior to the auction. We generally make these advances only after taking possession of the assets to be auctioned and upon receipt of a security interest in the assets to secure the obligation. If we were unable to auction the assets or if auction proceeds were less than amounts advanced, we could incur a loss.
We may incur losses if we are required to make payments to buyers and lienholders because we are unable to deliver clear title on the assets sold at our auctions.
In jurisdictions where title registries are commercially available, we guarantee to our buyers that each item purchased at our auctions is free of liens and other encumbrances, up to the purchase price paid at our auction. If we are unable to deliver clear title, we provide the buyer with a full refund of the purchase price. While we exercise considerable effort to ensure that all liens have been identified and, if necessary, discharged prior to the auction, we occasionally do not properly identify or discharge liens and have had to make payments to the relevant lienholders or purchasers. We will incur a loss if we are unable to recover sufficient funds from the consignors to offset these payments, and aggregate losses from these payments could be material.
We may have difficulties sustaining and managing our growth.
One of the main elements of our strategy is to continue to grow our business, primarily by increasing our presence in markets in which we already operate and by expanding into new geographic markets and market segments in which we have not had a significant presence in the past. As part of this strategy, we may from time to time acquire additional assets or businesses from third parties. We may not be successful in growing our business or in managing this growth. For us to grow our business successfully, we need to accomplish a number of objectives, including:
•	recruiting and retaining suitable sales personnel;

•	identifying and developing new geographic markets and market sectors;

•	identifying and acquiring, on terms favourable to us, suitable land on which to build new auction facilities and, potentially, businesses that might be appropriate acquisition targets;

•	managing expansion successfully;

•	obtaining necessary financing on terms favourable to us;

•	receiving necessary authorizations and approvals from governments for proposed development or expansion;

•	integrating successfully new facilities and any acquired businesses into our existing operations;

•	achieving acceptance of the auction process in general by potential consignors, bidders and buyers;

•	establishing and maintaining favourable relationships with consignors, bidders and buyers in new markets and market sectors, and maintaining these relationships in our existing markets;

•	succeeding against local and regional competitors in new geographic markets;

•	capitalizing on changes in the supply of and demand for industrial assets, in our existing and new markets; and

•	designing and implementing business processes that are able to support profitable growth.
We will likely need to hire additional employees to manage our growth. In addition, growth may increase the geographic scope of our operations and increase demands on both our operating and financial systems. These factors will increase our operating complexity and the level of responsibility of existing and new management personnel. It may be difficult for us to attract and retain qualified managers and employees, and our existing operating and financial systems and controls may not be adequate to support our growth. We may not be able to improve our systems and controls as a result of increased costs, technological challenges, or lack of qualified employees. Our past results and growth may not be indicative of our future prospects or our ability to expand into new markets, many of which may have different competitive conditions and demographic characteristics than our existing markets.
In addition, we continue to pursue our strategy of investing in our people, places and processes to give us the capacity to handle expected future growth, including investments in frontier markets that may not generate profitable growth in the near term. Planning for future growth requires investments to be made now in anticipation of growth that may not materialize, and if we are not successful growing our gross auction proceeds our earnings may be impacted. A large component of our G&A is considered fixed costs that we will incur regardless of gross auction proceeds growth. There can be no assurances that our gross auction proceeds and auction revenues will grow at a more rapid rate than our fixed costs, which would have a negative impact on our margins and earnings per share.
Damage to our reputation for fairness, integrity and conducting only unreserved auctions could harm our business.
Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. Closely related to this is our reputation for fairness and honesty in our dealings with our customers. Our ability to attract new customers and continue to do business with existing customers could be harmed if our reputation for fairness, integrity and conducting only unreserved auctions was damaged. If we are unable to maintain our reputation and police and enforce our policy of conducting unreserved auctions, we could lose business and our results of operations would suffer.
Decreases in the supply of, demand for, or market values of industrial assets, primarily used industrial equipment, could harm our business.
Our auction revenues could be reduced if there was significant erosion in the supply of, demand for, or market values of used industrial equipment, which would affect our financial condition and results of operations. We have no control over any of the factors that affect the supply of, and demand for, used industrial equipment, and the circumstances that cause market values for industrial equipment to fluctuate are beyond our control. In addition, price competition and availability of industrial equipment directly affect the supply of, demand for, and market value of used industrial equipment. Climate change initiatives, including significant changes to engine emission standards applicable to industrial equipment, may also impact the supply of, demand for or market values of industrial equipment.
Our operating results are subject to quarterly variations.
Historically, our revenues and operating results have fluctuated from quarter to quarter. We expect to continue to experience these fluctuations as a result of the following factors, among others:
•	the size, timing and frequency of our auctions;

•	the seasonal nature of the auction business in general, with peak activity typically occurring in the second and fourth calendar quarters, mainly as a result of the seasonal nature of the construction and natural resources industries;

•	the performance of our underwritten business (guarantee and outright purchase contracts);

•	general economic conditions in our markets; and

•	the timing of acquisitions and development of auction facilities and related costs.
In addition, we usually incur substantial costs when entering new markets, and the profitability of operations at new locations is uncertain as a result of the increased variability in the number and size of auctions at new sites. These and other factors may cause our future results to fall short of investor expectations or not to compare favourably to our past results.
We may incur losses as a result of legal and other claims.
We are subject to legal and other claims that arise in the ordinary course of our business. While the results of these claims have not historically had a material effect on our business, financial condition or results of operations, we may not be able to defend ourselves adequately against these claims in the future and we may incur losses. Aggregate losses from and the legal fees associated with these claims could be material.
Our substantial international operations expose us to foreign exchange rate fluctuations and political and economic instability that could harm our results of operations.
We conduct business in many countries around the world and intend to continue to expand our presence in international markets, including emerging markets. Fluctuating currency exchange rates, acts of terrorism or war, and changing social, economic and political conditions and regulations, including income tax and accounting regulations, and political interference, may negatively affect our business in international markets and our related results of operations. Currency exchange rate fluctuations between the different countries in which we conduct our operations impact the purchasing power of buyers, the motivation of consignors, asset values and asset flows between various countries, including those in which we do not have operations. These factors and other global economic conditions may harm our business and our operating results.
Although we report our financial results in United States dollars, a significant portion of our auction revenues is generated at auctions held outside the United States, mostly in currencies other than the United States dollar. Currency exchange rate changes against the United States dollar, particularly for the Canadian dollar and the Euro, could affect the presentation of our results in our financial statements and cause our earnings to fluctuate.
Competition in our core markets could result in reductions in our revenues and profitability.
The used truck and equipment sectors of the global industrial equipment market, and the auction segment of those markets, are highly fragmented. We compete directly for potential purchasers of industrial equipment with other auction companies. Our indirect competitors include equipment manufacturers, distributors and dealers that sell new or used equipment, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, equipment dealers and brokers, and equipment owners that have traditionally disposed of equipment in private sales.
Our direct competitors are primarily regional auction companies. Some of our indirect competitors have significantly greater financial and marketing resources and name recognition than we do. New competitors with greater financial and other resources may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to our entry into those markets. They may also compete against us through internet-based services. If existing or future competitors seek to gain or retain market share by reducing commission rates, we may also be required to reduce commission rates, which may reduce our revenue and harm our operating results and financial condition.
Our internet-related initiatives are subject to technological obsolescence and potential service interruptions and may not contribute to improved operating results over the long-term; in addition, we may not be able to compete with technologies implemented by our competitors.
We have invested significant resources in the development of our internet platform, including our rbauctionBid-Live internet bidding service. We use and rely on intellectual property owned by third parties, which we license for use in providing our rbauctionBid-Live service. Our internet technologies may not result in any material long-term improvement in our results of operations or financial condition and may require further significant investment to avoid obsolescence. We may also not be able to continue to adapt our business to internet commerce and we may not be able to compete effectively against internet auction services offered by our competitors.
The success of our rbauctionBid-Live service and other services that we offer over the internet, including equipment-searching capabilities and historical price information, will continue to depend largely on our ability to use suitable intellectual property licensed from third parties, further development and maintenance of our infrastructure and the internet in general. Our ability to offer online services depends on the performance of the internet, as well as some of our internal hardware and software systems.
“Viruses”, “worms” and other similar programs, which have in the past caused periodic outages and other internet access delays, may in the future interfere with the performance of the internet and some of our internal systems. These outages and delays could reduce the level of service we are able to offer over the internet. We could lose customers and our reputation could be harmed if we were unable to provide services over the internet at an acceptable level of performance or reliability.
The availability and performance of our internal technology infrastructure, as well as the implementation of an enterprise resource planning system, are critical to our business.
The satisfactory performance, reliability and availability of our website, processing systems and network infrastructure are important to our reputation and our business. We will need to continue to expand and upgrade our technology, transaction processing systems and network infrastructure both to meet increased usage of our rbauctionBid-Live service and other services offered on our website and to implement new features and functions. Our business and results of operations could be harmed if we were unable to expand and upgrade in a timely manner our systems and infrastructure to accommodate any increases in the use of our internet services, or if we were to lose access to or the functionality of our internet systems for any reason.
We use both internally developed and licensed systems for transaction processing and accounting, including billings and collections processing. We have recently improved these systems to accommodate growth in our business. If we are unsuccessful in continuing to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased transaction volumes, it could harm our operations and interfere with our ability to expand our business.
We are in the midst of a program to redesign our business processes and to upgrade our information systems, including implementing an enterprise resource planning system. Our business and results of operations could be harmed if this ongoing implementation is not successful. In addition, any difficulties with our systems implementation could have an adverse effect on our operations and also our ability to evaluate the effectiveness of our internal control over financial reporting, which could negatively affect our internal control reporting in accordance with the provisions of Section 404 of the Sarbanes-Oxley Act and applicable securities law in Canada, and of our disclosure controls and procedures, which could negatively affect our reporting in accordance with the provisions of Section 302 of the Sarbanes-Oxley Act and applicable securities law in Canada.

We are in the process of implementing a formal disaster recovery plan, including a data center co-location plan. However, these plans are not yet in place. If we were subject to a disaster, serious security breach or a threat to business continuity, it could materially damage our business, results of operations and financial condition.
We do not currently have a formal business continuity plan, which exposes our business to risks.
We depend on our information and other systems for the continuity and effective operation of our business. In the event of a significant interruption to our business, or the loss of key systems as a result of a natural or other disaster, we do not currently have plans in place to ensure that our business continues to operate in an effective manner. Although we are in the process of implementing a formal business continuity plan, our business, results of operations and financial conditions could be materially affected in the event of a significant interruption of our business.
Our business is subject to risks relating to our ability to safeguard the security and privacy of our customers’ confidential information.
We maintain proprietary databases containing confidential personal information about our customers and the results of our auctions, and we must safeguard the security and privacy of this information. Despite our efforts to protect this information, we face the risk of inadvertent disclosure of this sensitive information or an intentional breach of our security measures.
Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. We may be required to make significant expenditures to protect against security breaches or to alleviate problems caused by any breaches. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.
Our expenses may increase significantly or our operations and ability to expand may be limited as a result of environmental and other regulations.
A variety of federal, provincial, state and local laws, rules and regulations, including local tax and accounting rules, apply to our business. These relate to, among other things, the auction business, imports and exports of equipment, worker safety, privacy of customer information, and the use, storage, discharge and disposal of environmentally sensitive materials. Complying with revisions to laws, rules and regulations could result in an increase in expenses and a deterioration of our financial performance. Failure to comply with applicable laws, rules and regulations could result in substantial liability to us, suspension or cessation of some or all of our operations, restrictions on our ability to expand at present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses or restrictions.
The development or expansion of auction sites depends upon receipt of required licenses, permits and other governmental authorizations. Our inability to obtain these required items could harm our business. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, such development or expansion.
Under some environmental laws, an owner or lessee of, or other person involved in, real estate may be liable for the costs of removal or remediation of hazardous or toxic substances located on or in, or emanating from, the real estate, and related costs of investigation and property damage. These laws often impose liability without regard to whether the owner, lessee or other person knew of, or was responsible for, the presence of the hazardous or toxic substances. Environmental contamination may exist at our owned or leased auction sites, or at other sites on which we may conduct auctions, or properties that we may be selling by auction, from prior activities at these locations or from neighbouring properties. In addition, auction sites that we acquire or lease in the future may be contaminated, and future use of or conditions on any of our properties or sites could result in contamination. The costs related to claims arising from environmental contamination of any of these properties could harm our financial condition and results of operations.
There are restrictions in the United States and Europe that may affect the ability of equipment owners to transport certain equipment between specified jurisdictions. One example of these restrictions is environmental certification requirements in the United States, which prevent non-certified equipment from entering into commerce in the United States. If these restrictions, or changes to environmental laws, were to inhibit materially the ability of customers to ship equipment to or from our auction sites, they could reduce gross auction proceeds and harm our business.
International bidders and consignors could be deterred from participating in our auctions if governmental bodies impose additional export or import regulations or additional duties, taxes or other charges on exports or imports. Reduced participation by international bidders and consignors could reduce gross auction proceeds and harm our business, financial condition and results of operations.
Our business could be harmed if we lost the services of one or more key personnel.
The growth and performance of our business depends to a significant extent on the efforts and abilities of our executive officers and senior managers. Our business could be harmed if we lost the services of one or more of these individuals. We do not maintain key man insurance on the lives of any of our executive officers. Our future success largely depends on our ability to attract, develop and retain skilled employees in all areas of our business.
Our insurance may be insufficient to cover losses that may occur as a result of our operations.
We maintain property and general liability insurance. This insurance may not remain available to us at commercially reasonable rates, and the amount of our coverage may not be adequate to cover all liability that we may incur. Our auctions generally involve the operation of large equipment close to a large number of people, and despite our focus on safe work practices, an accident could damage our facilities or injure auction attendees. Any major accident could harm our reputation and our business. In addition, if we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of our coverage, the resulting costs could harm our results of operations and financial condition.
We may not continue to pay regular cash dividends.
We declared and paid total quarterly cash dividends of $0.08 per outstanding common share in the first quarter of 2008. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors, after taking into account our operating results, financial condition, cash requirements, financing agreement restrictions and other factors our Board may deem relevant. We may be unable or may elect not to continue to declare and pay dividends, even if necessary financial conditions are met and sufficient cash is available for distribution.
Certain global conditions may affect our ability to conduct successful auctions.
Like most businesses with global operations, we are subject to the risk of certain global conditions, such as pandemics or other disease outbreaks, that would restrict our customers’ travel patterns. If this situation were to occur, we may not be able to generate sufficient equipment consignments to sustain our business or to attract enough bidders to our auctions to achieve world fair market values for the items we sell. This could harm our results of operations and financial condition.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ritchie Bros. Auctioneers Incorporated
(Registrant)

Date: April 29, 2008	By:	/s/ Jeremy Black

Jeremy Black,
Corporate Secretary